EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

							First
	Fiscal Year Ended December 31,						Quarter
	1999	2000	2001	2002	2003	2004	2005
Earnings
Income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles	$(24,995)	$(18,390)	$(21,669)	$5,694	$24,533	$2,377	$(817)
Fixed charges	333	1,028	939	386	265	416	193

Earnings (loss)	$(24,662)	$(17,362)	$(20,730)	$6,080	$24,798	$2,793	$(624)

Fixed Charges
Interest portion of rental expense	$130	$223	$106	$121	$223	$277	$44
Interest incurred	203	805	833	265	42	139	149

Total fixed charges	$333	$1,028	$939	$386	$265	$416	$193

Ratio of earnings to fixed charges	-- (1)	-- (1)	-- (1)	16x	93x	7x	-- (1)
Amount of the deficiency	$(24,995)	$(18,390)	$(21,669)	—	—	—	$(817)

      (1) For fiscal years ended December 31, 1999, 2000 and 2001 earnings were insufficient to cover fixed charges.

	1999	2000	2001	2002	2003	2004	2005

Ratio calculation	-74	-17	-22	16	93	7	-3
Rent expense BGL	$156,580	$315,231	$179,150	$389,003	$973,129	$935,159	$118,108
Rent Expense GSR	168,000	168,667	119,802	127,236	116,075	173,126	46,779

Total Rent Expense	$324,580	$483,898	$298,952	$516,239	$1,089,204	$1,108,285	$164,887
Lessor’s charge (Six times rent expense)	$1,947,480	$2,903,388	$1,793,712	$3,097,434	$6,535,224	$6,649,710	$989,322
Lessor’s costs of equip (Five times rent expense)	$1,622,900	$2,419,490	$1,494,760	$2,581,195	$5,446,020	$5,541,425	$824,435

Profit and interest	$324,580	$483,898	$298,952	$516,239	$1,089,204	$1,108,285	$164,887
Interest rate	8.0%	9.2%	7.1%	4.7%	4.1%	5.0%	5.3%

Estimated interest component	$129,832	$222,593	$106,128	$121,316	$223,287	$277,071	$43,970
Profit	$194,748	$261,305	$192,824	$394,923	$865,917	$831,214	$120,917
Percent of equipment cost	12%	11%	13%	15%	16%	15%	15%
	40.0%	46.0%	35.5%	23.5%	20.5%